Exhibit 99.1

AGM Group Announces Significant Order for 25,000 Digital Currency Mining Machines

BEIJING, China, October 21, 2021, (PRNewswire) – AGM Group Holdings Inc. (“AGMH” or the “Company”) (Nasdaq: AGMH), an integrated technology company focused on providing fintech software services and producing high-performance hardware and computing equipment, today announced that it agreed to supply MinerVa Semiconductor Corp. (“MinerVa”) with 25,000 units of its 100 TH/S MinerVa MV7 ASIC to build the MinerVa family of crypto miners. MinerVa is a premier high-performance ASIC design and manufacturing company and is the distributor of industrial grade crypto miners to leading global large-scale mining companies.

MinerVa has influential relationships and resource networks within the Fintech and Blockchain ecosystems, and provides top-tier end-to-end technology solutions to notable global blockchain players like Terawulf Inc. and TrueNorth Data Solutions. The Company will soon receive a US$20 million deposit for the crypto miners. The remainder of the order value will be paid before delivery commences.

Mr. Steven Sim, Chief Financial Officer of AGMH, commented, “This order builds on the previous Nowlit order from October 13th and is a testament to the effectiveness of our new growth strategy as we continue to solidify our pioneering position in the market. The purchase enables us to increase our cashflow, which gives us a sound financial footing as we begin our plans for mass production in 2022. Leveraging our advanced hardware and computing equipment production capabilities, we believe we are well-positioned to capture the vast growth opportunities in this thriving industry.”

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment. AGMH's mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:

Email: ir@agmprime.com

Investor Relations:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386